UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, ZhejiangProvince

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Exhibit Index

Exhibit	Description
99.1	Press Release: Kaixin Auto Holdings Announces Annual General Meeting Results

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: March 12, 2024	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer